UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-147397
SMITH & HAWKEN 401(k) PLAN

(Exact name of registrant as specified in its charter)
14111 Scottslawn Road, Marysville, Ohio 43041             (937) 644-0011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Interests in the Smith & Hawken 401(k) Plan

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 44
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Smith & Hawken 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 3, 2010	By:	/s/ David C. Evans
David C. Evans, Executive Vice President and
Chief Financial Officer of Teak 2 Ltd. (formerly known as Smith & Hawken, Ltd.)